MDU RESOURCES GROUP, INC.
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
          AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                  Years Ended December 31,
                           1999      1998      1997      1996      1995
                                     (In thousands of dollars)

 Earnings Available for
   Fixed Charges:

 Net Income per
   Consolidated
   Statements of
   Income              $ 84,080  $ 34,107  $ 54,617  $ 45,470  $ 41,633

 Income Taxes            49,310    17,485    30,743    16,087    23,057
                        133,390    51,592    85,360    61,557    64,690

 Rents (a)                2,018     1,749     1,249     1,031       894

 Interest (b)            36,539    31,587    33,047    34,101    29,924

 Total Earnings
   Available for
   Fixed Charges       $171,947  $ 84,928  $119,656  $ 96,689  $ 95,508

 Preferred Dividend
   Requirements        $    772  $    777  $    782  $    787  $    792

 Ratio of Income
   Before Income
   Taxes to Net
   Income                  159%      151%      156%      135%      155%

 Preferred Dividend
   Factor on Pretax
   Basis                  1,227     1,173     1,220     1,062     1,228

 Fixed Charges (c)       38,557    33,336    34,296    35,132    30,818

 Combined Fixed
   Charges and
   Preferred Stock
   Dividends           $ 39,784  $ 34,509  $ 35,516  $ 36,194  $ 32,046

 Ratio of Earnings
   to Fixed Charges        4.5x      2.5x      3.5x      2.8x      3.1x

 Ratio of Earnings
   to Combined
   Fixed Charges
   and Preferred
   Stock Dividends         4.3x      2.5x      3.4x      2.7x      3.0x

(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income. Also includes carrying costs associated with natural gas available under a repurchase agreement with Frontier Gas Storage Company. In May 1999, the company purchased the remaining natural gas subject to the repurchase commitment thereby extinguishing the repurchase commitment.

(c)  Represents rents and interest, both as defined above.